UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

OPTICAL CABLE CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	000-27022	54-1237042
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

5290 Concourse Drive Roanoke, VA		24019
(Address of principal executive offices)		(Zip Code)

Tracy G. Smith		(540) 265-0690
(Name and telephone number including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Item 1.01 – Conflict Minerals Disclosure

Company Overview

Optical Cable Corporation (or OCC®) manufactures a broad range of fiber optic and copper data communication cabling and connectivity solutions. OCC’s products include fiber optic and copper cabling, fiber optic and copper connectors, specialty fiber optic and copper connectors, fiber optic and copper patch cords, pre-terminated fiber optic and copper cable assemblies, racks, cabinets, datacom enclosures, patch panels, face plates, multi-media boxes, and other cable and connectivity management accessories.

Conflict Minerals Disclosure

Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“the Act”) defines conflict minerals as columbite-tantalite (tantalum), cassiterite (tin), wolframite (tungsten) and gold, commonly referred to collectively as “3TG”. OCC evaluated its current product lines and determined that certain manufactured products contain 3TG.

Certain of the 3TG minerals are contained in some of the wire and metal components used by OCC in the connector manufacturing process. On a more limited basis, OCC uses certain 3TG minerals in the production of products in its fiber optic cable product lines.

OCC does not make direct purchases of raw ore or unrefined minerals or any direct purchases from recycled or scrap sources, and makes no direct purchases in the Democratic Republic of the Congo (“DRC”) or its adjoining countries. OCC has conducted a country of origin inquiry in good faith by identifying suppliers of the parts used in OCC products that are likely to contain 3TG and requesting that suppliers respond with a completed Conflict-Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template. This template facilitates disclosure and communication of information regarding the origin of conflict minerals, smelters that provide material to a company’s supply chain, and supplier due diligence.

OCC’s due diligence measures included:

-	Conducting a supply chain survey with all suppliers of components that contain 3TG using the CFSI Conflict Minerals Reporting Template.

-	Tracking and reviewing responses to assess reliability.

-	Following up with suppliers who failed to return responses or returned incomplete or inconsistent responses. OCC received valid responses from 35 of 41 surveyed suppliers.

-	Reviewing the smelters and refiners identified in the supply chain survey to determine location and certification of “conflict free” status.

Slightly less than half of the suppliers who responded to the survey (40%) reported that the 3TG minerals in the parts they sell to OCC did not originate in the DRC or adjoining countries. However, the remaining suppliers reported that the minerals contained in their products may have originated in the DRC or adjoining countries, or were unable to specify the origin of the minerals. Please see the attached Conflict Minerals Report (Exhibit 1.01). Based on the information received, OCC does not have sufficient information to determine whether the necessary 3TG minerals contained in our products directly or indirectly financed or benefited armed groups in the DRC or its adjoining countries.

A copy of OCC’s conflict minerals disclosure herein is publicly available at: www.occfiber.com under “Investor Relations”.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OPTICAL CABLE CORPORATION

By:	/s/ Tracy G. Smith
Name:	Tracy G. Smith
Title:	Senior Vice President and Chief Financial Officer

Dated: May 20, 2022

3